SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ECHO RESOURCES, INC.
                                 (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $$0.00005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    27876B109
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 4, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

Joseph  Stiuso     Canadian
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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[ ]
                                                                          (b)[ ]

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|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*

        N/A
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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                        [ ]

--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

        Ontario,  Canada
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                        |7|   SOLE  VOTING  POWER
NUMBER  OF                    None
SHARES                  --------------------------------------------------------
BENEFICIALLY            |8|  SHARED  VOTING  POWER
OWNED  BY  EACH              N/A
REPORTING               --------------------------------------------------------
PERSON  WITH            |9|  SOLE  DISPOSITIVE  POWER
                             None
--------------------------------------------------------------------------------
|10|    SHARED  DISPOSITIVE  POWER

        N/A
--------------------------------------------------------------------------------
|11|    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

        None
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|12|    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  *          N/A

--------------------------------------------------------------------------------
|13|    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

        0%
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|14|    TYPE  OF  REPORTING  PERSON  *

        IN
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ITEM  1.  Security  and  Issuer.

This Statement on Schedule 13D relates to the Common Stock of Echo Resources, Inc., formerly TVE Corporation ("Echo"). The principal executive offices of Echo are located at 500 Australian Avenue South, Suite 619, West Palm Beach FL, 33401.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Joseph Stiuso. Joseph Stiuso is an individual residing at 273 Clinton Street, Toronto, Ontario M6G 2Y7. Mr. Stiuso serves as a business and management consultant.

(d)-(e) During the last five years, Mr. Stiuso: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stiuso is a resident of Canada and does not have a U.S. Social Security number.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer.

     (a)  None.

     (b)  None.

     (c) On January 4, 2005, Mr. Stiuso sold 1,986,994 shares of Echo's Common Stock to Kensington Holdings Ltd. for $59,609.82 (or $0.03 per share). The number of shares of Echo's Common Stock sold by Mr. Stiuso takes into account a 2:1 forward stock split approved by Echo on July 2, 2004.

     (d)  None.

     (e) Mr. Stiuso ceased to be the beneficial owner of more than 5% of the Common Stock of Echo on January 4, 2005. Mr. Stiuso currently owns no shares of the Company's Common Stock.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  4,  2005               By:  /s/  Joseph  Stiuso
                                           ---------------------
                                           Joseph  Stiuso